FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2004

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F     X        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ HIDEKI ISHIDA
Hideki Ishida Managing Executive Officer General Manager of Corporate Finance Division

Date: January 30, 2004

Information furnished on this form:

EXHIBITS

Exhibit Number

1.	Consolidated Financial Results for the Nine Months Ended December 31, 2003

2.	Notice relating to consolidation of organic material components businesses of Kyocera Group

January 30, 2004
KYOCERA CORPORATION

Consolidated Financial Highlights (Unaudited)

Results for the Nine Months Ended December 31, 2003

	(Yen in millions, except per share amounts and exchange rates)
	Nine Months Ended December 31,		Increase (Decrease) (%)
	2003	2002
Net sales	815,832	797,967	2.2
Profit from operations	48,478	56,389	(14.0)
Income before income taxes	53,698	52,540	2.2
Net income	33,254	28,757	15.6
Average exchange rates:
US$	115	123	—
Euro	132	119	—
Earnings per share:
Net income
Basic	178.44	153.95	15.9
Diluted	178.44	153.90	15.9
Capital expenditures	40,584	30,862	31.5
Depreciation	44,410	48,153	(7.8)
R&D expenses	34,972	35,709	(2.1)
Sales of products manufactured outside Japan to net sales (%)	34.1	33.5	—

Supplemental Information

Consolidated Financial Highlights (Unaudited)

Results for the Three Months Ended December 31, 2003

	(Yen in millions, except per share amounts and exchange rates)
	Three Months Ended December 31,		Increase (Decrease) (%)
	2003	2002
Net sales	297,454	280,964	5.9
Profit from operations	25,924	19,442	33.3
Income before income taxes	28,571	18,947	50.8
Net income	17,500	11,630	50.5
Average exchange rates:
US$	109	123	—
Euro	129	123	—
Earnings per share:
Net income
Basic	93.34	62.86	48.5
Diluted	93.34	62.86	48.5

Consolidated Results of Kyocera Corporation and its Subsidiaries

for the Nine Months Ended December 31, 2003

1.	The basic items on preparation for consolidated results for the nine months ended December 31, 2003:

(1)	The consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America.

(2)	Change in accounting policies: None

(3)	Changes in scope of consolidation and application of the equity method:

	Consolidation	Equity method
Increase	20	2
Decrease	2	3

2.	Consolidated financial information for the nine months ended December 31, 2003:

(1)	Consolidated results of operations:

	Nine months ended December 31,		Year ended March 31,
	2003	2002	2003
Net sales	¥815,832 million	¥797,967 million	¥1,069,770 million
% change from the previous period	2.2%	—	3.4%

Profit from operations	48,478 million	56,389 million	83,388 million
% change from the previous period	(14.0)%	—	61.7%

Income before income taxes	53,698 million	52,540 million	76,037 million
% change from the previous period	2.2%	—	37.3%

Net income	33,254 million	28,757 million	41,165 million
% change from the previous period	15.6%	—	28.8%

Earnings per share:
Net income
Basic	¥178.44	¥153.95	¥220.91
Diluted	178.44	153.90	220.86

(2)	Consolidated financial condition:

	As of December 31,		As of March 31,
	2003	2002	2003
Total assets	¥1,776,179 million	¥1,648,365 million	¥1,635,014 million
Stockholders’ equity	1,117,548 million	1,015,853 million	1,003,500 million
Stockholders’ equity to total assets	62.9%	61.6%	61.4%
Stockholders’ equity per share	¥5,960.76	¥5,492.11	¥5,425.37

(3)	Consolidated cash flows:

	Nine months ended December 31,				Year ended March 31,
	2003		2002		2003
Cash flows from operating activities	¥(3,048)	million	¥119,650	million	¥160,754	million
Cash flows from investing activities	29,555	million	(33,566)	million	(58,512)	million
Cash flows from financing activities	(12,893)	million	(71,629)	million	(74,662)	million
Cash and cash equivalents at end of period	304,184	million	285,422	million	298,310	million

3.	Consolidated financial forecast for the year ending March 31, 2004:

There are no changes in the forecast, which was announced on October 28, 2003.

(Please refer to the accompanying “Forward Looking Statements” on page 10 with regard to the forecast.)

Business Results, Financial Condition and Prospects

Followings are the business results, financial condition and prospects of Kyocera Corporation and its consolidated subsidiaries (“Kyocera”) for the nine months ended December 31, 2003 (“the nine months”).

1.	Business Results

(1)	Economic Situation and Business Environment

Although the Japanese economy showed some signs of recovery during the nine months, such as an increase in capital expenditures in private sector and an improvement of corporate earnings, nevertheless employment opportunities and salary levels failed to improve significantly, with unemployment remaining high and personal consumption registering minimal growth. Further pressure was placed on the economic situation by the rapid appreciation of the yen against the U.S. dollar since September 2003, which is concerned to have adversely affected the business results of export oriented companies.

The U.S. economy showed a steady recovery, led by solid personal consumption and capital expenditures in private sector, while the European economy, despite initial weakness, began to pick up gradually since last autumn. Not withstanding a temporary production slowdown caused by Severe Acute Respiratory Syndrome (“SARS”) in China in the first quarter ended June 30, 2003 (“the first quarter”), the Asian economy showed strong growth, especially in exports to other areas, after SARS had been brought under control.

In the electronics industry, the computer-related equipment market, led by notebook PC, and the digital home appliance market, such as digital cameras, expanded. In addition, the mobile hand set market have posted solid growth since last summer thanks to the demand for new product or replacement created by greater popularity of models equipped with color LCDs and built-in cameras.

(2)	Consolidated Financial Results for the Nine Months Ended December 31, 2003

	(Yen in millions)
	Nine Months Ended December 31,		% Change
	2003	2002
Net sales	815,832	797,967	2.2
Profit from operations	48,478	56,389	(14.0)
Income before income taxes	53,698	52,540	2.2
Net income	33,254	28,757	15.6
Diluted earnings per share (yen)	178.44	153.90	15.9
US$ average exchange rate (yen)	115	123	—
Euro average exchange rate (yen)	132	119	—

Net sales for the nine months increased by 2.2% from the same period of last year to ¥815,832 million, as a result of increased sales in Fine Ceramics Group, Electronic Device Group, and the operating segment of “Others.” Sales of Kyocera Chemical Corporation (Kyocera Chemical) for the nine months from April to December 2003 was fully included in Kyocera’s consolidated sales, and sales of Kinseki, Ltd. (Kinseki) for the five months from August to December 2003, and sales of Kyocera SLC Technologies Corporation (Kyocera SLC Technologies) for the four months from September to December 2003, were newly added, respectively.

Profit from operations for the nine months decreased by 14.0% from the same period of last year to ¥48,478 million. This was mainly because AVX Corporation (AVX), a U.S. subsidiary, recorded a one-time loss of US$88 million (approximately ¥10.4 billion) related to the write-down of its current inventories of Tantalum material and purchase commitments based on long-term contracts.

Income before income taxes for the nine months increased by 2.2% to ¥53,698 million over the same period of last year, due mainly to a decrease in foreign currency transaction losses.

Net income for the nine months increased by 15.6% from the same period of last year to ¥33,254 million, mainly because of an absence of ¥2.3 billion of a cumulative effect of change in accounting principle, that was recorded in the nine months ended December 31, 2002.

(3)	Item to Be Reported

On December 22, 2003, U.S. time, an agreement was reached for settlement of all the disputes between Prudential Securities Group, Inc., Prudential Equity Group, Inc., LaPine Technology Corporation and LaPine Holding Company in the U.S. on the one hand and ourselves on the other. Pursuant to this settlement, Kyocera Corporation has paid US$331.5 million (approximately ¥35.5 billion.) This expense for settlement has been charged off from accrued litigation expenses. The excess accrual of approximately ¥2.3 billion has been recorded as a reversal of cost of sales.

2.	Operating Segments

	(Yen in millions)
	Nine Months Ended December 31,		% Change
	2003	2002
Net sales	815,832	797,967	2.2
Fine Ceramics Group	186,519	180,608	3.3
Electronic Device Group	188,151	173,390	8.5
Equipment Group	384,026	392,223	(2.1)
Others	69,796	60,434	15.5
Adjustments and eliminations	(12,660)	(8,688)	—

Operating profit	44,099	53,298	(17.3)
Fine Ceramics Group	19,606	12,554	56.2
Electronic Device Group	(1,187)	8,990	—
Equipment Group	18,382	26,825	(31.5)
Others	7,298	4,929	48.1

Note:

Commencing in the third quarter ended December 31, 2003 (“this third quarter”), net sales and operating profit of Precision Machine Division of Kyocera Corporation, previously included within “Others,” have been charged to “Corporate.” Accordingly, we have reclassified previously published net sales and operating profit of operating segment for the nine months ended December 31, 2002.

Fine Ceramics Group

Sales in this segment for the nine months increased by 3.3% compared with the same period of last year.

Demand was brisk for fine ceramic parts such as parts for LCD fabrication equipment and sapphire substrates for projectors and LEDs, and sales increased significantly for consumer-related products, including solar energy products and cutting tools. Sales of semiconductor parts in the nine months were almost flat compared with the same period of last year, but did show a significant increase in this third quarter compared with the third quarter ended December 31, 2002.

Due to a rise in profitability for semiconductor parts and consumer-related products, operating profit in this segment for the nine months significantly increased by 56.2% over the same period of last year.

Electronic Device Group

Production in Asia declined in the first quarter, due mainly to SARS, which caused a drop in demand for components. After SARS was brought under control, however, demand for components such as for mobile hand set recovered quickly, resulting in a significant increase in sales in this third quarter compared with the third quarter ended December 31, 2002. Sales of connectors and thin-film products also experienced a healthy increase. As a result, sales in this segment for the nine months increased by 8.5% over the same period of last year.

The one-time loss of approximately ¥10.4 billion related to the write-down of AVX’s Tantalum materials, however, resulted in a large decline in operating profit over the same period of last year.

Equipment Group

Both sales and operating profit for the nine months decreased by 2.1% and 31.5%, respectively, over the same period of last year.

The mobile hand set business in North America experienced healthy sales of new models during the Christmas season, producing a significant increase both in sales and profit in this third quarter, but this was not enough to make up for the slump of sales in the first and second quarters. In optical instruments, new products introduced since August 2003 were sold well, but the combination of development costs and the drop in selling prices for older models put downward pressure on its profitability. Information equipment, on the other hand, enjoyed improved sales and profits in the nine months over the same period of last year, benefiting from new product introductions, a change in product mix, and further cost reduction efforts.

Others

The operating results of Kyocera Chemical fully contributed to sales and operating profit for this segment from the beginning of the nine months, and Kyocera Communication Systems Co., Ltd., and Kyocera Leasing Co., Ltd., also posted major improvements in profitability. These resulted in increases in sales and operating profit in this segment for the nine months by 15.5% and 48.1%, respectively, over the same period of last year.

3.	Geographic Segments (Sales by region)

	(Yen in millions)
	Nine Months Ended December 31,		% Change
	2003	2002
Sales	815,832	797,967	2.2
Japan	325,931	311,508	4.6
USA	178,622	212,356	(15.9)
Asia	142,132	128,470	10.6
Europe	112,429	105,930	6.1
Others	56,718	39,703	42.9

(1)	Japan

Net sales increased compared with the same period of last year due to a rise in sales of fine ceramic parts and consumer-related products, such as cutting tools and solar energy products.

(2)	United States

Net sales of mobile hand set in particular declined.

(3)	Asia (excluding Japan)

Net sales increased over the same period of last year due to greater sales of electronic devices and semiconductor parts.

(4)	Europe

Net sales increased over the same period of last year due mainly to growth in sales of information equipment and also to a rise in sales of consumer-related products, such as solar energy products.

4.	Cash Flows

Cash and cash equivalents at December 31, 2003 increased by ¥5,874 million to ¥304,184 million compared with at March 31, 2003.

	(Yen in millions)
	Nine months ended December 31,
	2003	2002
Cash flows from operating activities	(3,048)	119,650
Cash flows from investing activities	29,555	(33,566)
Cash flows from financing activities	(12,893)	(71,629)
Effect of exchange rate changes on cash and cash equivalents	(7,740)	(9,932)
Net increase in cash and cash equivalents	5,874	4,523
Cash and cash equivalents at beginning of period	298,310	280,899
Cash and cash equivalents at end of period	304,184	285,422

(1)	Cash Flows from Operating Activities

Net cash used in operating activities for the nine months ended December 31, 2003 decreased by ¥122,698 million to ¥3,048 million from net cash provided by the nine months ended December 31, 2002 of ¥119,650 million. Though net income increased by ¥4,497 million to ¥33,254 million compared with the nine months ended December 31, 2002, net cash used in operating activities for the nine months ended December 31, 2003 decreased due to increases in receivables and inventories, and in addition, settlement regarding LaPine Case of ¥35,454 million.

(2)	Cash Flows from Financing Activities

Net cash provided by investing activities for the nine months ended December 31, 2003 increased by ¥63,121 million to ¥29,555 million from net cash used in the nine months ended December 31, 2002 of ¥33,566 million. This was due to an increase in proceeds from sales and maturities of securities, and in addition, withdrawal of restricted cash.

(3)	Cash Flows from Financing Activities

Net cash used in financing activities for the nine months ended December 31, 2003 decreased by ¥58,736 million to ¥12,893 million from the nine months ended December 31, 2002 of ¥71,629 million. This was due mainly to an increase in short-term borrowings and a decrease in purchase of treasury stock.

5.	Prospects for the year ending March 31, 2004

(1)	Economic Situation and Business Environment

Solid expansion of overseas economies is expected to continue. While the Japanese economy is expected to grow slightly, there are concerns that the rapid appreciation of the yen against the U.S. dollar will have a broad negative impact, such as a fall in corporate earnings. The exchange rates assumed to be applied to the consolidated financial forecast for the six months from October 2003 to March 2004 are ¥107 per U.S. dollar and ¥132 per Euro, and those to the consolidated financial forecast for the whole of the current fiscal year are ¥112 per U.S. dollar, and ¥132 per Euro. The negative impacts of the exchange rate fluctuation during the current fiscal year compared to that during the previous fiscal year are projected to be ¥47.5 billion for net sales and ¥4.8 billion for income before income taxes.

The electronics industry production, however, is expected to remain at high levels, led by computer-related equipment and digital home appliances. As demand recovers, Kyocera will strive to acquire new orders for its components business, and actively introduce new products and expand sales in its equipment business, in order not to miss business opportunities. Also, Kyocera intends to continue to seek further improvement in profitability by reducing costs and enhancing product efficiencies in all of its businesses.

Kyocera’s consolidated financial forecast for the fiscal year ending March 31, 2004, which has announced in October 2003, is presented below, and there are no revisions to this forecast at this time.

(2)	Consolidated Financial Forecast for the Year Ending March 31, 2004 (Announced October 28, 2003)

	(Yen in millions)
	Year Ending March 31, 2004	% Change
Net sales	1,140,000	6.6
Profit from operations	75,000	(10.1)
Income before income taxes	79,000	3.9
Net income	50,000	21.5

Note: Forward-Looking Statements

Certain of the statements made in this document are forward-looking statements (within the meaning of Section 21E of the U.S. Securities and Exchange Act of 1934), which are based on our current assumptions and beliefs in light of the information currently available to us. These forward-looking statements involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors include, but are not limited to: general economic conditions in our markets, which are primarily Japan, North America, Europe and Asia, including in particular China; changes in exchange rates, particularly between the yen and the U.S. dollar and Euro, respectively, in which we make significant sales; our ability to launch innovative products and otherwise meet the advancing technical requirements of our customers, particularly in the highly competitive markets for ceramics, semiconductor parts and electronic devices; and the extent and pace of future growth or contraction in information technology-related markets around the world, including those for communications and personal computers. Such risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. We undertake no obligation to publicly update any forward-looking statements included in this document.

CONSOLIDATED BALANCE SHEETS

	Yen in millions
	(Unaudited) December 31, 2003		March 31, 2003		Increase
	Amount	%	Amount	%	(Decrease)
Current assets:
Cash and cash equivalents	¥304,184		¥298,310		¥5,874
Restricted cash	—		56,368		(56,368)
Short-term investments	10,711		14,651		(3,940)
Trade notes receivable	33,198		35,446		(2,248)
Trade accounts receivable	205,990		179,750		26,240
Short-term finance receivables	79,742		31,254		48,488
Less allowances for doubtful accounts and sales returns	(7,585)		(7,703)		118
Inventories	195,111		183,156		11,955
Deferred income taxes	35,087		52,136		(17,049)
Other current assets	42,872		19,054		23,818

Total current assets	899,310	50.6	862,422	52.7	36,888

Non-current assets:
Investments and advances:

Investments in and advances to affiliates and unconsolidated subsidiaries	27,880		24,398		3,482
Securities and other investments	448,893		308,137		140,756

	476,773	26.8	332,535	20.3	144,238

Long-term finance receivables	81,005	4.6	125,728	7.7	(44,723)

Property, plant and equipment, at cost:
Land	55,107		53,973		1,134
Buildings	213,713		203,387		10,326
Machinery and equipment	619,319		587,076		32,243
Construction in progress	9,218		5,483		3,735
Less accumulated depreciation	(642,972)		(600,414)		(42,558)

	254,385	14.3	249,505	15.3	4,880

Goodwill	24,125	1.4	25,703	1.6	(1,578)
Intangible assets	15,769	0.9	15,068	0.9	701
Other assets	24,812	1.4	24,053	1.5	759

Total non-current assets	876,869	49.4	772,592	47.3	104,277

	¥1,776,179	100.00	¥1,635,014	100.00	¥141,165

Note 1:	Restricted cash represents the amount of the time deposit to a financial institution in order to reduce the cost for the issuance of letter of credit in connection with a legal proceeding. Kyocera Corporation withdrew all restricted cash on December 22, 2003 (U.S. time), because Kyocera Corporation reached agreement to settle all claims regerding LaPine Case.

	Yen in millions
	(Unaudited) December 31, 2003		March 31, 2003		Increase
	Amount	%	Amount	%	(Decrease)
Current liabilities:
Short-term borrowings	¥126,195		¥107,886		¥18,309
Current portion of long-term debt	55,044		30,198		24,846
Trade notes and accounts payable	103,914		98,105		5,809
Other notes and accounts payable	38,329		28,428		9,901
Accrued payroll and bonus	26,687		33,059		(6,372)
Accrued income taxes	7,712		28,060		(20,348)
Accrued litigation expenses	—		41,862		(41,862)
Other accrued liabilities	28,232		23,387		4,845
Other current liabilities	18,146		14,589		3,557

Total current liabilities	404,259	22.7	405,574	24.8	(1,315)

Non-current liabilities:
Long-term debt	26,455		60,736		(34,281)
Accrued pension and severance costs	78,319		74,906		3,413
Deferred income taxes	89,402		22,879		66,523
Other non-current liabilities	6,181		5,859		322

Total non-current liabilities	200,357	11.3	164,380	10.0	35,977

Total liabilities	604,616	34.0	569,954	34.8	34,662

Minority interests in subsidiaries	54,015	3.1	61,560	3.8	(7,545)

Stockholders’ equity:
Common stock	115,703		115,703		—
Additional paid-in capital	162,073		167,675		(5,602)
Retained earnings	850,430		828,350		22,080
Accumulated other comprehensive income	20,700		(56,194)		76,894
Common stock in treasury, at cost	(31,358)		(52,034)		20,676

Total stockholders’ equity	1,117,548	62.9	1,003,500	61.4	114,048

	¥1,776,179	100.0	¥1,635,014	100.0	¥141,165

Note 2:	Accumulated other comprehensive income is as follows:

	Yen in millions
	December 31, 2003	March 31, 2003
Net unrealized gains (losses) on securities	¥65,376	¥(29,955)
Net unrealized losses on derivative financial instruments	¥(158)	¥(331)
Minimum pension liability adjustments	¥(10,931)	¥(10,931)
Foreign currency translation adjustments	¥(33,587)	¥(14,977)

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Yen in millions and shares in thousands, except per share amounts
	Nine months ended December 31,				Increase
	2003		2002		(Decrease)
	Amount	%	Amount	%	Amount	%
Net sales	¥815,832	100.0	¥797,967	100.0	¥17,865	2.2

Cost of sales	616,580	75.6	604,256	75.7	12,324	2.0

Gross profit	199,252	24.4	193,711	24.3	5,541	2.9

Selling, general and administrative expenses	150,774	18.5	137,322	17.2	13,452	9.8

Profit from operations	48,478	5.9	56,389	7.1	(7,911)	(14.0)

Other income (expenses):

Interest and dividend income	4,229	0.5	4,321	0.5	(92)	(2.1)

Interest expense	(938)	(0.1)	(1,119)	(0.1)	181	—

Foreign currency transaction losses, net	(1,155)	(0.1)	(6,157)	(0.8)	5,002	—

Equity in earnings of affiliates and unconsolidated subsidiaries	1,848	0.2	2,311	0.3	(463)	(20.0)

Losses on devaluation of investment securities	(138)	(0.0)	(2,700)	(0.3)	2,562	—

Other, net	1,374	0.2	(505)	(0.1)	1,879	—

Total other income (expenses)	5,220	0.7	(3,849)	(0.5)	9,069	—

Income before income taxes, minority interests and cumulative effect of change in accounting principle	53,698	6.6	52,540	6.6	1,158	2.2

Income taxes	23,732	2.9	21,536	2.7	2,196	10.2

Income before minority interests and cumulative effect of change in accounting principle	29,966	3.7	31,004	3.9	(1,038)	(3.3)

Minority interests	3,288	0.4	9	0.0	3,279	—

Income before cumulative effect of change in accounting principle	33,254	4.1	31,013	3.9	2,241	7.2

Cumulative effect of change in accounting principle—net of taxes	—	—	(2,256)	(0.3)	2,256	—

Net income	¥33,254	4.1	¥28,757	3.6	¥4,497	15.6

Earnings per share :
Income before cumulative effect of change in accounting principle:
Basic	¥178.44		¥166.02
Diluted	¥178.44		¥165.97

Net income :
Basic	¥178.44		¥153.95
Diluted	¥178.44		¥153.90

Weighted average number of shares of common stock outstanding:
Basic	186,362		186,796
Diluted	186,362		186,854

Notes:

1.	Kyocera applies SFAS No.130, “Financial Reporting of Comprehensive Income.”

Based on this standard, comprehensive income for the nine months ended December 31, 2003 and 2002 was an increase of 110,148 million yen and an increase of 20,131 million yen, respectively.

2.	Earnings per share amounts were computed based on SFAS No.128, “Earnings per Share.”

Under SFAS No.128, basic earnings per share was computed based on the average number of shares of common stock outstanding during each period and diluted earnings per share assumed the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

3.	Effective April 1, 2002, Kyocera adopted SFAS No.142, “Goodwill and Other Intangible Assets.”

Upon the adoption of this standard, Kyocera recognized cumulative effects of this change in accounting principle, net of tax amounted to 2,256 million yen for the nine months ended December 31, 2002.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Yen in millions
	Nine months ended December 30,
	2003	2002
Cash flows from operating activities:
Net income	¥33,254	¥28,757
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	51,523	54,603
Provision for valuation of inventories	8,936	4,914
Cumulative effect of change in accounting principle	—	2,256
Foreign currency adjustments	700	5,967
Increase in receivables	(39,983)	(1,887)
(Increase) decrease in inventories	(25,684)	8,395
(Increase) decrease in other current assets	(3,904)	567
Increase in notes and accounts payable	13,417	22,395
Settlement regarding LaPine Case	(35,454)	—
Other, net	(5,853)	(6,317)

Net cash (used in) provided by operating activities	(3,048)	119,650

Cash flows from investing activities:
Payments for purchases of securities	(29,195)	(27,151)
Payments for purchases of investments and advances	(7,410)	(703)
Sales and maturities of securities	54,009	23,938
Payments for purchases of property, plant and equipment, and intangible assets	(42,362)	(35,296)
Proceeds from sales of property, plant and equipment, and intangible assets	1,665	1,746
Acquisitions of businesses, net of cash acquired	5,135	4,058
Deposit of restricted cash	(1,994)	(1,476)
Withdrawal of restricted cash	52,983	—
Other, net	(3,276)	1,318

Net cash provided by (used in) investing activities	29,555	(33,566)

Cash flows from financing activities:
Increase (decrease) in short-term debt	16,720	(3,966)
Proceeds from issuance of long-term debt	1,265	1,215
Payments of long-term debt	(19,134)	(15,447)
Dividends paid	(11,910)	(11,929)
Net sales (purchases) of treasury stock	(35)	(41,994)
Other, net	201	492

Net cash used in financing activities	(12,893)	(71,629)

Effect of exchange rate changes on cash and cash equivalents	(7,740)	(9,932)

Net increase in cash and cash equivalents	5,874	4,523
Cash and cash equivalents at beginning of period	298,310	280,899

Cash and cash equivalents at end of period	¥304,184	¥285,422

SEGMENT INFORMATION (Unaudited)

1.	Operating segments:

	Yen in millions
	Nine months ended December 31,
	2003	2002	Increase (Decrease)
	Amount	Amount	Amount	%
Net sales:
Fine Ceramics Group	¥186,519	¥180,608	¥5,911	3.3
Electronic Device Group	188,151	173,390	14,761	8.5
Equipment Group	384,026	392,223	(8,197)	(2.1)
Others	69,796	60,434	9,362	15.5
Adjustments and eliminations	(12,660)	(8,688)	(3,972)	—

	¥815,832	¥797,967	¥17,865	2.2

Operating profit:
Fine Ceramics Group	¥19,606	¥12,554	¥7,052	56.2
Electronic Device Group	(1,187)	8,990	(10,177)	—
Equipment Group	18,382	26,825	(8,443)	(31.5)
Others	7,298	4,929	2,369	48.1

	44,099	53,298	(9,199)	(17.3)

Corporate	7,267	(3,462)	10,729	—
Equity in earnings of affiliates
and unconsolidated subsidiaries	1,848	2,311	(463)	(20.0)
Adjustments and eliminations	484	393	91	23.2

Income before income taxes	¥53,698	¥52,540	¥1,158	2.2

Depreciation and amortization:
Fine Ceramics Group	¥12,077	¥13,623	¥(1,546)	(11.3)
Electronic Device Group	17,264	19,307	(2,043)	(10.6)
Equipment Group	16,775	16,767	8	0.0
Others	3,443	2,906	537	18.5
Corporate	1,964	2,000	(36)	(1.8)

	¥51,523	¥54,603	¥(3,080)	(5.6)

Capital expenditures:
Fine Ceramics Group	¥9,128	¥6,054	¥3,074	50.8
Electronic Device Group	13,302	9,354	3,948	42.2
Equipment Group	14,234	10,711	3,523	32.9
Others	709	3,337	(2,628)	(78.8)
Corporate	3,211	1,406	1,805	128.4

	¥40,584	¥30,862	¥9,722	31.5

2.	Geographic segments (Sales and Operating profits by geographic area):

	Yen in millions
	Nine months ended December 31,
	2003	2002	Increase (Decrease)
	Amount	Amount	Amount	%
Net sales:
Japan	¥370,449	¥360,122	¥10,327	2.9
Intra-group sales and transfer between geographic areas	204,908	183,675	21,233	11.6

	575,357	543,797	31,560	5.8

United States of America	221,515	237,190	(15,675)	(6.6)
Intra-group sales and transfer between geographic areas	16,516	17,437	(921)	(5.3)

	238,031	254,627	(16,596)	(6.5)

Asia	95,042	78,912	16,130	20.4
Intra-group sales and transfer between geographic areas	75,035	57,248	17,787	31.1

	170,077	136,160	33,917	24.9

Europe	115,038	111,545	3,493	3.1
Intra-group sales and transfer between geographic areas	24,184	22,251	1,933	8.7

	139,222	133,796	5,426	4.1

Others	13,788	10,198	3,590	35.2
Intra-group sales and transfer between geographic areas	5,562	6,331	(769)	(12.1)

	19,350	16,529	2,821	17.1

Adjustments and eliminations	(326,205)	(286,942)	(39,263)	—

	¥815,832	¥797,967	¥17,865	2.2

Operating Profits:
Japan	¥58,084	¥47,174	¥10,910	23.1
United States of America	(1,461)	5,863	(7,324)	(124.9)
Asia	6,686	7,479	(793)	(10.6)
Europe	(14,943)	(6,184)	(8,759)	—
Others	751	475	276	58.1

	49,117	54,807	(5,690)	(10.4)
Adjustments and eliminations	(4,534)	(1,116)	(3,418)	—

	44,583	53,691	(9,108)	(17.0)

Corporate	7,267	(3,462)	10,729	—
Equity in earnings of affiliates and unconsolidated subsidiaries	1,848	2,311	(463)	(20.0)

Income before income taxes	¥53,698	¥52,540	¥1,158	2.2

3.	Geographic segments (Sales by region) :

	Yen in millions
	Nine months ended December 31,
	2003		2002		Increase (Decrease)
	Amount	%	Amount	%	Amount	%

Japan	¥325,931	40.0	¥311,508	39.0	¥14,423	4.6

United States of America	178,622	21.9	212,356	26.6	(33,734)	(15.9)

Asia	142,132	17.4	128,470	16.1	13,662	10.6

Europe	112,429	13.8	105,930	13.3	6,499	6.1

Others	56,718	6.9	39,703	5.0	17,015	42.9

Net sales	¥815,832	100.0	¥797,967	100.0	¥17,865	2.2

Sales outside Japan	¥489,901		¥486,459		¥3,442	0.7

Sales outside Japan to net sales	60.0%		61.0%

CONSOLIDATED BALANCE SHEETS (Unaudited)

	Yen in millions
	December 31, 2003		September 30, 2003		Increase
	Amount	%	Amount	%	(Decrease)
Current assets:
Cash and cash equivalents	¥304,184		¥299,160		¥5,024
Restricted cash	—		54,121		(54,121)
Short-term investments	10,711		10,321		390
Trade notes receivable	33,198		30,753		2,445
Trade accounts receivable	205,990		179,047		26,943
Short-term finance receivables	79,742		71,195		8,547
Less allowances for doubtful accounts and sales returns	(7,585)		(7,399)		(186)
Inventories	195,111		192,600		2,511
Deferred income taxes	35,087		52,469		(17,382)
Other current assets	42,872		28,536		14,336

Total current assets	899,310	50.6	910,803	51.4	(11,493)

Non-current assets:
Investments and advances:
Investments in and advances to affiliates and unconsolidated subsidiaries	27,880		21,387		6,493
Securities and other investments	448,893		425,733		23,160

	476,773	26.8	447,120	25.2	29,653

Long-term finance receivables	81,005	4.6	90,034	5.1	(9,029)

Property, plant and equipment, at cost:
Land	55,107		55,625		(518)
Buildings	213,713		214,532		(819)
Machinery and equipment	619,319		616,865		2,454
Construction in progress	9,218		6,723		2,495
Less accumulated depreciation	(642,972)		(636,732)		(6,240)

	254,385	14.3	257,013	14.5	(2,628)

Goodwill	24,125	1.4	24,587	1.4	(462)
Intangible assets	15,769	0.9	17,076	1.0	(1,307)
Other assets	24,812	1.4	24,917	1.4	(105)

Total non-current assets	876,869	49.4	860,747	48.6	16,122

	¥1,776,179	100.0	¥1,771,550	100.0	¥4,629

Note	1: Restricted cash represents the amount of time deposit to a financial institution in order to reduce the cost for the issuance of letter of credit in connection with a legal proceeding.

Kyocera Corporation withdrew all restricted cash on December 22, 2003(U.S. time),

because Kyocera Corporation reached agreement to settle all claims regarding LaPine Case.

	Yen in millions
	December 31, 2003		September 30, 2003		Increase
	Amount	%	Amount	%	(Decrease)
Current liabilities:
Short-term borrowings	¥126,195		¥115,408		¥10,787
Current portion of long-term debt	55,044		55,258		(214)
Trade notes and accounts payable	103,914		98,875		5,039
Other notes and accounts payable	38,329		33,065		5,264
Accrued payroll and bonus	26,687		33,633		(6,946)
Accrued income taxes	7,712		19,753		(12,041)
Accrued litigation expenses	—		39,495		(39,495)
Other accrued liabilities	28,232		25,058		3,174
Other current liabilities	18,146		13,422		4,724

Total current liabilities	404,259	22.7	433,967	24.5	(29,708)

Non-current liabilities:
Long-term debt	26,455		27,117		(662)
Accrued pension and severance costs	78,319		78,685		(366)
Deferred income taxes	89,402		77,267		12,135
Other non-current liabilities	6,181		7,055		(874)

Total non-current liabilities	200,357	11.3	190,124	10.7	10,233

Total liabilities	604,616	34.0	624,091	35.2	(19,475)

Minority interests in subsidiaries	54,015	3.1	55,057	3.1	(1,042)

Stockholders’ equity:
Common stock	115,703		115,703		—
Additional paid-in capital	162,073		162,068		5
Retained earnings	850,430		838,555		11,875
Accumulated other comprehensive income	20,700		7,443		13,257
Common stock in treasury, at cost	(31,358)		(31,367)		9

Total stockholders’ equity	1,117,548	62.9	1,092,402	61.7	25,146

	¥1,776,179	100.0	¥1,771,550	100.0	4,629

Note 2: Accumulated other comprehensive income is as follows:

	Yen in millions
	December 31, 2003	September 30, 2003
Net unrealized gains on securities	¥65,376	¥48,024
Net unrealized losses on derivative financial instruments	¥(158)	¥(203)
Minimum pension liability adjustments	¥(10,931)	¥(10,931)
Foreign currency translation adjustments	¥(33,587)	¥(29,447)

CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

	Yen in millions and shares in thousands, except per share amounts
	Three months ended December 31,				Increase
	2003		2002		(Decrease)
	Amount	%	Amount	%	Amount	%
Net sales	¥297,454	100.0	¥280,964	100.0	¥16,490	5.9

Cost of sales	218,926	73.6	212,831	75.8	6,095	2.9

Gross profit	78,528	26.4	68,133	24.2	10,395	15.3

Selling, general and administrative expenses	52,604	17.7	48,691	17.3	3,913	8.0

Profit from operations	25,924	8.7	19,442	6.9	6,482	33.3

Other income (expenses):

Interest and dividend income	1,810	0.6	1,581	0.5	229	14.5

Interest expense	(237)	(0.1)	(356)	(0.1)	119	—

Foreign currency transaction gains, net	466	0.2	169	0.1	297	175.7

Equity in earnings of affiliates and unconsolidated subsidiaries	119	0.0	1,136	0.4	(1,017)	(89.5)

Losses on devaluation of investment securities	(33)	(0.0)	(2,353)	(0.9)	2,320	—

Other, net	522	0.2	(672)	(0.2)	1,194	—

Total other income (expenses)	2,647	0.9	(495)	(0.2)	3,142	—

Income before income taxes, minority interests and cumulative effect of change in accounting	28,571	9.6	18,947	6.7	9,624	50.8

Income taxes	10,983	3.7	7,456	2.6	3,527	47.3

Income before minority interests and cumulative effect of change in accounting principle	17,588	5.9	11,491	4.1	6,097	53.1

Minority interests	(88)	(0.0)	139	0.0	(227)	—

Net income	¥17,500	5.9	¥11,630	4.1	¥5,870	50.5

Earnings per share:
Net income:
Basic	¥93.34		¥62.86
Diluted	¥93.34		¥62.86
Weighted average number of shares of common stock outstanding:
Basic	187,482		185,001
Diluted	187,482		185,001

Notes:

1.	Kyocera applies SFAS No.130, “Financial Reporting of Comprehensive Income.”

Based on this standard, comprehensive income for the three months ended December 31, 2003 and 2002 was an increase of 30,757 million yen and an increase of 8,677 million yen, respectively.

2.	Earnings per share amounts were computed based on SFAS No.128, “Earnings per Share.” Under SFAS No.128, basic earnings per share was computed based on the average number of shares of common stock outstanding during each period and diluted earnings per share assumed the dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock.

CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

	Yen in millions
	Three months ended December 30,
	2003	2002
Cash flows from operating activities:
Net income	¥17,500	¥11,630
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	17,856	19,470
Provision for valuation of inventories	(402)	1,530
Foreign currency adjustments	(608)	(85)
Increase in receivables	(42,279)	(6,851)
Increase in inventories	(3,625)	(1,893)
Decrease (increase) in other current assets	911	(854)
Increase in notes and accounts payable	7,791	13,936
Settlement regarding LaPine Case	(35,454)	—
Other, net	6,752	(10,775)

Net cash (used in) provided by operating activities	(31,558)	26,108

Cash flows from investing activities:
Payments for purchases of securities	(6,563)	(4,839)
Payments for purchases of investments and advances	(6,804)	(161)
Sales and maturities of securities	11,651	6,478
Payments for purchases of property, plant and equipment, and intangible assets	(13,234)	(11,351)
Proceeds from sales of property, plant and equipment, and intangible assets	542	769
Withdrawal of restricted cash	52,983	—
Other, net	(3,857)	335

Net cash provided by (used in) investing activities	34,718	(8,769)

Cash flows from financing activities:
Increase (decrease) in short-term debt	10,019	(68)
Proceeds from issuance of long-term debt	97	321
Payments of long-term debt	(773)	(2,206)
Dividends paid	(5,796)	(5,660)
Net sales (purchases) of treasury stock	14	(459)
Other, net	(342)	(329)

Net cash provided by (used in) financing activities	3,219	(8,401)

Effect of exchange rate changes on cash and cash equivalents	(1,355)	(1,614)

Net increase in cash and cash equivalents	5,024	7,324
Cash and cash equivalents at beginning of period	299,160	278,098

Cash and cash equivalents at end of period	¥304,184	¥285,422

SEGMENT INFORMATION (Unaudited)

1.	Operating segments:

	Yen in millions
	Three months ended December 31,
	2003	2002	Increase (Decrease)
	Amount	Amount	Amount	%
Net sales:
Fine Ceramics Group	¥67,120	¥61,531	¥5,589	9.1
Electronic Device Group	68,364	57,899	10,465	18.1
Equipment Group	142,654	141,361	1,293	0.9
Others	24,061	23,343	718	3.1
Adjustments and eliminations	(4,745)	(3,170)	(1,575)	—

	¥297,454	¥280,964	¥16,490	5.9

Operating profit:
Fine Ceramics Group	¥8,284	¥4,083	¥4,201	102.9
Electronic Device Group	5,205	3,016	2,189	72.6
Equipment Group	8,108	9,797	(1,689)	(17.2)
Others	2,543	1,565	978	62.5

	24,140	18,461	5,679	30.8

Corporate	4,257	(778)	5,035	—
Equity in earnings of affiliates and unconsolidated subsidiaries	119	1,136	(1,017)	(89.5)
Adjustments and eliminations	55	128	(73)	(57.0)

Income before income taxes	¥28,571	¥18,947	¥9,624	50.8

Depreciation and amortization:
Fine Ceramics Group	¥4,302	¥4,579	¥(277)	(6.0)
Electronic Device Group	5,971	6,774	(803)	(11.9)
Equipment Group	5,796	6,408	(612)	(9.6)
Others	1,167	1,159	8	0.7
Corporate	620	550	70	12.7

	¥17,856	¥19,470	¥(1,614)	(8.3)

Capital expenditures:
Fine Ceramics Group	¥3,301	¥1,985	¥1,316	66.3
Electronic Device Group	4,191	2,963	1,228	41.4
Equipment Group	5,230	4,038	1,192	29.5
Others	188	2,290	(2,102)	(91.8)
Corporate	216	395	(179)	(45.3)

	¥13,126	¥11,671	¥1,455	12.5

2.	Geographic segments (Sales and Operating profits by geographic area):

	Yen in millions
	Three months ended December 31,
	2003	2002	Increase (Decrease)
	Amount	Amount	Amount	%
Net sales:
Japan	¥130,398	¥133,824	¥(3,426)	(2.6)
Intra-group sales and transfer between geographic areas	70,570	59,461	11,109	18.7

	200,968	193,285	7,683	4.0

United States of America	85,975	75,914	10,061	13.3
Intra-group sales and transfer between geographic areas	4,926	5,939	(1,013)	(17.1)

	90,901	81,853	9,048	11.1

Asia	36,057	29,369	6,688	22.8
Intra-group sales and transfer between geographic areas	28,551	18,382	10,169	55.3

	64,608	47,751	16,857	35.3

Europe	40,076	38,566	1,510	3.9
Intra-group sales and transfer between geographic areas	8,316	7,166	1,150	16.0

	48,392	45,732	2,660	5.8

Others	4,948	3,291	1,657	50.3
Intra-group sales and transfer between geographic areas	2,068	2,065	3	0.1

	7,016	5,356	1,660	31.0

Adjustments and eliminations	(114,431)	(93,013)	(21,418)	—

	¥297,454	¥280,964	¥16,490	5.9

Operating Profits:
Japan	¥18,710	¥16,812	¥1,898	11.3
United States of America	3,233	1,223	2,010	164.3
Asia	3,592	1,811	1,781	98.3
Europe	(647)	(1,916)	1,269	—
Others	335	119	216	181.5

	25,223	18,049	7,174	39.7
Adjustments and eliminations	(1,028)	540	(1,568)	—

	24,195	18,589	5,606	30.2

Corporate	4,257	(778)	5,035	—
Equity in earnings of affiliates and unconsolidated subsidiaries	119	1,136	(1,017)	(89.5)

Income before income taxes	¥28,571	¥18,947	¥9,624	50.8

3.	Geographic segments (Sales by region):

	Yen in millions
	Three months ended December 31,
	2003		2002		Increase (Decrease)
	Amount	%	Amount	%	Amount	%
Japan	¥114,655	38.5	¥116,800	41.6	¥(2,145)	(1.8)

United States of America	64,287	21.6	61,379	21.8	2,908	4.7

Asia	52,010	17.5	47,785	17.0	4,225	8.8

Europe	38,957	13.1	37,769	13.4	1,188	3.1

Others	27,545	9.3	17,231	6.2	10,314	59.9

Net sales	¥297,454	100.0	¥280,964	100.0	¥16,490	5.9

Sales outside Japan	¥182,799		¥164,164		¥18,635	11.4

Sales outside Japan to net sales	61.5%		58.4%

[Translation]

January 30, 2004

To whom it may concern:

Name of Company listed:	Kyocera Corporation

Name of Representative:	Yasuo Nishiguchi
President and Director
(Code number: 6971, The First Section of the Tokyo Stock Exchange, The First Section of the Osaka Securities Exchange)

Person for Inquiry: Hideki Ishida
Managing Executive Officer
General Manager of Corporate Finance Division
(Tel. No.: 075-604-3500)

Notice relating to Consolidation of

Organic Material Components Businesses of Kyocera Group

Kyocera SLC Technologies Corporation (“Kyocera SLC Technologies”) will consolidate its organic material components business by means of corporate splits undertaken with Kyocera Corporation (the “Company”), as announced on December 19, 2003. This is to advise you that the agreement for corporate split was approved at the Company’s Board of Directors Meeting on January 30, 2004, as described below.

1.	Objective of the Corporate Split

In August 2003, the Company established Kyocera SLC Technologies, which commenced operations on September 1, 2003, as a wholly-owned subsidiary to assume the SLC business of the Yasu site of IBM Japan, Ltd. and to strengthen organic material components businesses including chip carriers business and circuit boards business. Since then, the Company has been considering the most appropriate structure within the group for its organic material components business, taking into consideration market conditions. The Company has decided that in order to expand the organic material components business substantially, it will be essential to concentrate the management resources relating to such business within Kyocera SLC Technologies and enhance synergistic effects within the group as well as to enhance the business basis of Kyocera SLC Technologies as an expert manufacturer.

2.	Outline of Corporate Split

(1)	Schedule of Corporate Split

Meeting of Board of Directors to approve agreement for corporate split:	January 30, 2004

Execution of agreement for corporate split:	January 30, 2004

General Shareholders Meeting to approve agreement for corporate sprit:	Both the Company and Kyocera SLC Technologies will undertake the corporate split without approval of their respective General Shareholders Meetings in accordance with Articles 374-22 and 374-23 (Easy Method for Corporate Split), respectively.

Effective date of corporate split:	April 1, 2004 (scheduled)

Register of corporate split in Commercial Register:	April 1, 2004 (scheduled)

(2)	Method of Corporate Split

(i)	Method of Corporate Split

“Dividing and succeeding corporate split”, in which the Company will be the divided company and Kyocera SLC Technologies, a wholly-owned subsidiary of the Company, will be the succeeding company.

(ii)	Reason for Choosing Method

It has been decided that a “dividing and succeeding corporate split” is the most suitable option for consolidation of the division of the Company’s organic material components business with Kyocera SLC Technologies, a wholly-owned subsidiary of the Company, in which the shares issued by Kyocera SLC Technologies shall be allocated to the Company.

(3)	Allocation of Shares

(i)	Allocation Ratio of Shares

One share to be issued by Kyocera SLC Technologies in the corporate split shall be allocated to the Company.

(ii)	The Basis of Calculation of Allocation Ratio

Kyocera SLC Technologies is a wholly-owned subsidiary of the Company and, as a result, all shares to be issued in the corporate split (using the dividing and succeeding corporate split method) will be allocated to the Company. Accordingly, the Company will succeed to all assets and liabilities of Kyocera SLC Technologies at their book value. As a result of the corporate split, there will be no change in the Company’s net asset value regardless of the number of shares to be allocated by Kyocera SLC Technologies to the Company because the amount of the difference between assets and liabilities of Kyocera SLC Technologies to which the Company will succeed will be equivalent to the amount of increase in the amount of Company’s investments in subsidiaries. In the light of the above, the Company and Kyocera SLC Technologies have discussed and determined that the one share of Kyocera SLC Technologies shall be issued and allocated to the Company.

(4)	Cash to be Delivered

No cash shall be delivered in the corporate split.

(5)	Rights and Obligations to be Succeeded to by the Succeeding Company (Kyocera SLC Technologies)

Kyocera SLC Technologies will succeed to assets and liabilities and rights and obligations belonging to the division of the Company’s organic material components business pursuant to agreements as of the effective date of the corporate split.

(6)	Expectations with Respect to Performance of Debts

(i)	Divided Company (the Company)

Taking into consideration the amounts of assets, liabilities and net asset value of the Company, it is judged that there will be no problem with respect to the certainty of performance by the Company of its debts.

(ii)	Succeeding Company (Kyocera SLC Technologies)

Taking into consideration the amounts of the assets, liabilities and net asset value of Kyocera SLC Technologies and the amounts of assets, liabilities and net asset value, etc. to which Kyocera SLC Technologies will succeed, it is judged that there will be no problem with respect to the certainty of performance by Kyocera SLC Technologies of its debts.

(7)	New Directors or Corporate Auditors of the Succeeding Company (Kyocera SLC Technologies)

There will be no new Director or Corporate Auditor of Kyocera SLC Technologies newly appointed in connection with the corporate split.

3.	Content of Business to be Divided

(1)	Content of the Division of the Organic Material Components Business:

Design, development and manufacturing of organic material components (chip carriers, mother boards, etc.)

(2)	Performance of the Division of the Organic Material Components Business of the Company for the fiscal year ended March 31, 2003:

Net sales of the Company derived from its organic material components business for the fiscal year ended March 31, 2003 were approximately 3,040 million yen, representing approximately 0.63% of the total net sales of the Company in the amount of 482,834 million yen for the same period.

(3)	Assets and Liabilities to be Transferred and Amounts thereof (as of September 30, 2003):

			(Millions of Yen)
Assets		Liabilities
Item	Book Value	Item	Book Value
Current Assets	2,923	Current Liabilities	414
Fixed Assets	2,545	Fixed Liabilities	0
Other Investments, etc.	0

Total	5,468	Total	414

*	As of September 30, 2003, the amount of assets to be succeeded (5,468 million yen) represented 0.44% of the net asset value of the Company 1,251,420 million yen) as of the same date.

4.	Status of the Company after Corporate Splits

(1)	There will be no change in the corporate name, content of businesses, location of headquarters, names of representatives, amount of capital or fiscal year end, in connection with the corporate split.

(2)	Total Assets

There will be a decrease in the amount of the Company’s assets in an amount equivalent to the amount of liabilities to be assumed by Kyocera SLC Technologies.

(3)	Impact on Company’s Performance

The effective date of the corporate split will be April 1, 2004, and accordingly, there will be no impact from the corporate split on the forecasted performance of the Company for the fiscal year ending March 31, 2004.

5.	Outlines of Parties to the Corporate Split (as of September 30, 2003)

(1) Name	Kyocera Corporation	Kyocera SLC Technologies Corporation

(2) Principal Businesses	– Fine Ceramics Group – Electronic Device Group – Equipment Group – Others	– Manufacture, sale and research of special plastic – Manufacture, sale and research of complex materials

(3) Date of Incorporation	April, 1959	August, 2003

(4) Location of Headquarters	Fushimi-ku, Kyoto	Yasu-cho, Yasu-gun, Shiga

(5) Representatives	Yasuo Nishiguchi President and Director	Koji Mae President and Director

(6) Capital Amount	115,703 million yen	4,000 million yen

(7) Number of Shares Issued and Outstanding	191,309,290 shares (out of which 3,822,655 shares are treasury stock)	160,000 shares

(8) Shareholders’ Equity	980,458 million yen	7,697 million yen

(9) Total Assets	1,251,420 million yen	8,569 million yen

(10) Fiscal Year End	March 31	March 31

(11) Number of Employees	13,678	278

(12) Principal Suppliers and Customers	Suppliers: Matsushita Electric Industrial Co., Ltd. Mitsui & Co., Ltd. Sony Corp.	Suppliers: Hitachi Chemical Co., Ltd. Ajinomoto Co., Inc.
	Customers: Fujitsu Ltd. Hitachi, Ltd. NEC Corp.	Customers: International Business Machines Corporation Shinko Electric Industries Co., Ltd. Sony Corp.

(13) Principal Share- holders and Their Shareholding Ratios	Japan Trustee Services Bank, Ltd. (Trust Account)	8.61%	Kyocera Corp. 100.00%
	The Master Trust Bank of Japan, Ltd. (Trust Account)	4.57%
	The Bank of Kyoto, Ltd.	3.77%

	Kazuo Inamori	3.56%

	UFJ Trust Bank Ltd. (Trust Account A)	2.95%

(14) Principal Banks	The Bank of Kyoto, Ltd. UFJ Bank Ltd.		The Bank of Tokyo-Mitsubishi, Ltd. The Shiga Bank, Ltd.

(15) Relationship Between the Parties	Capital Relationship		Kyocera SLC Technologies is a wholly-owned subsidiary of the Company.
	Personnel Relationship		The Company forwards Directors and Corporate Auditors to Kyocera SLC Technologies. It also seconds employees to Kyocera SLC Technologies.

	Trades between the Parties		Manufacture, sale and development of organic material components.

(16)	Performance in Most Recent Three Fiscal Years

(Millions of Yen)

	Kyocera Corporation (100% parent company)			Kyocera SLC Technologies, Limited* (wholly-owned subsidiary)
Fiscal Year	Ended March 31, 2001	Ended March 31, 2002	Ended March 31, 2003	Ended March 31, 2001	Ended March 31, 2002	Ended March 31, 2003
Net Sales	652,510	499,264	482,834	—	—	—
Recurring Profit (or Loss)	114,500	56,412	54,685	—	—	—
Net Income	31,398	34,475	27,923	—	—	—
Net Income per Share	164.98 yen	182.36 yen	149.45 yen	—	—	—
Dividend per Share	60.00 yen	60.00 yen	60.00 yen	—	—	—
Shareholders Equity per Share	4,675.06 yen	4,652.07 yen	4,676.97 yen	—	—	—

*	As Kyocera SLC Technologies Ltd. commenced its operation as from September 1, 2003, there is no record of its performance for the fiscal year ended March 31, 2003.